FIRST INVESTORS FAMILY OF FUNDS
110 Wall Street
New York, NY  10005

January 3, 2013

VIA EDGAR

Ms. Christina DiAngelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. DiAngelo:

The following are responses to the comments received by Messrs. Joseph Benedek and Mark Spencer from you by telephone on June 22, 2012 regarding certain filings for the First Investors Equity Funds, First Investors Income Funds and First Investors Tax Exempt Funds (together, the “Registrants”).  Your comments and the Registrants’ responses are set forth below.

Each Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	Missing Ticker Symbols
Some Class B shares of the series of the Registrants do not have ticker symbols listed (Cash Management Fund, California Tax Exempt Fund, Michigan Tax Exempt Fund, Minnesota Tax Exempt Fund, Ohio Tax Exempt Fund, Oregon Tax Exempt Fund and Virginia Tax Exempt Fund).

Response:  The Staff’s comment is noted.  We confirm that the above series of the Registrants do not have ticker symbols; our practice is that we have not obtained ticker symbols for certain of the Registrants’ series Class B shares in those instances where the assets attributable to the Class B shares of that series are small, in order to reduce expenses.

2.	Amended Filings

a.
When amending a filing, a cover letter or other means of disclosure should be included to explain why the amendment is being filed.  If a certification is included with the filing, the date of the certification should also be updated with the amended filing.

Response: The Registrants will do so in the future.

b.	On February 8, 2012, the Form N-CSR filings for First Investors Equity Funds and First Investors Income Funds were amended without a cover page. Please explain why these filings were amended.

Response:  The Form N-CSR filings for First Investors Equity Funds and First Investors Income Funds were amended to include the most recently revised version of the Code of Ethics for Principal Executive and Financial Officers of the First Investors Funds, which had been revised on February 17, 2011 to reflect a change in the Registrants’ Principal Executive Officer and to revise the title of General Counsel to Chief Legal and Regulatory Officer.  The Code of Ethics filed with the Form N-CSR filings for First Investors Equity Funds and First Investors Income Funds on December 8, 2011 contained the first of these changes but not the second.

c.	On April 5, 2012, the Registrants’ Form 40-17G filings were amended several times. Please explain why these filings were amended.

Response:  The filings were amended due to technical errors that occurred during the initial EDGAR filings for our two fidelity bonds and a subsequent filing.  In the initial filing, the fidelity bonds were included in the filings but the other documents required to be included with the fidelity bonds’ Form 40-17G filings pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, were not included.  Inspection of the EDGAR filing revealed this and amended filings were done shortly thereafter; in one of these amended filings the fidelity bond and the other documents were filed in reverse order, and a third filing was done to correct this.  There were no changes to the fidelity bonds or the other documents in the amended filings.

3.	Special Shareholder Meeting on November 19, 2010

Rule 30e-1(b) under the Investment Company Act of 1940 requires that if any matter was submitted to a vote of shareholders during the period covered by a shareholder report, the management company disclose in that shareholder report certain information about the meeting, including the date of the meeting, whether the meeting was an annual or a special meeting, a description of matters voted upon at the meeting and information about the shareholder vote.

Response: The Registrants will provide the required information about future shareholder meetings in their shareholder reports.  The Registrants note that this information was included in their N-SAR filings.

4.	Shadow Price on Form N-SAR B
In the Form N-SAR filed on November 29, 2011 by the First Investors Income Funds, Item 74w shows the mark-to-market net asset value of the Cash Management Fund as $1.0000. Please verify that the amount as shown is correct.

Response:  The Cash Management Fund’s Class A mark-to-market net asset value as of September 30, 2011 was 0.99998.  This was rounded up for the N-SAR filing to $1.0000.   We understand you believe that the number should have been reported as $0.9999.  While we did not find any guidance in the Form N-SAR’s instructions on this point, we note that some of the instructions to the Form specify stating to the “nearest thousand” or the “nearest cent.”  However, going forward we will record the mark-to-market net asset value of the Cash Management Fund in the manner requested.

5.	Form N-CSR, Management Discussion of Fund Performance (“MDFP”)
Consider disclosing in the performance chart the performance (average annual total return) of the benchmark.  In addition, although not required, where an MFDP states that performance was over/under the benchmark, consider disclosing the actual amount.   In addition, for the Tax Exempt Funds, there is just one MDFP paragraph discussing all the funds.  Please add additional discussion for each individual fund.

Response:  The staff’s comments are noted.  The Registrants will disclose in the performance chart the average annual total return of the benchmark going forward, but respectfully decline to disclose the actual amount of the difference in the performance, as we believe shareholders can readily determine that from the information included.  With respect to the Tax Exempt Funds, we believe that in many instances the factors affecting performance of the series of the Tax Exempt Funds are, generally, common to all of the series, and it would be duplicative to have a separate paragraph for each series re-listing those factors.  In those instances where a specific factor or factors significantly affected the performance of one series but not others, the Registrant will discuss those specific performance factors with respect to that series.

6.	Investment Grade Fund (9/30/11 Annual Report, page 17)
Provide in the Portfolio of Investments the full maturity date of the bonds instead of only the year.

Response:  The Registrants will provide this information going forward in their shareholder reports.

7.	International Fund (9/30/11 Annual Report, page 124)
Consider matching the hierarchy disclosure of the category levels of input (Levels 1, 2 and 3, which currently disclose the industry of a security), to the information provided in the portfolio of investments, where the country is disclosed.

Response:  The Registrants will match the hierarchy disclosure of the category levels of input with the information provided in the portfolio of investments going forward.

8.	Statement of Assets and Liabilities
Any amounts payable to the members of the Board of Trustees of the Registrants should be shown as a separate line item.

Response:  It is the Registrants’ practice to present amounts payable to members of the Board of Trustees as a separate item in the Statement of Assets and Liabilities.  There were no amounts payable to the Trustees as of September 30 or December 31, 2011.

9.	International Fund
If foreign taxes were paid or accrued, please confirm that the disclosure in the financials is adequate with respect to how these are accounted for (for example, capital gains in India).

Response: We have reviewed this disclosure with the Registrants’ independent auditor, Tait, Weller & Baker LLP (“Tait Weller”), and the Registrants and Tait Weller believe the disclosure is adequate.  However, the Registrants will provide additional disclosure in the shareholder reports going forward.

10.	Voluntary Expense Recapture
Were any fee waivers subject to recapture? If so, an aging schedule should be prepared stating the amount of fee recapture remaining for each year and over the course of the recapture period (e.g., $500 remains for this year, $200 remains for 2 years).

Response:  No fee waivers for any series of a Registrant have been subject to recapture in the past several years.  To the extent any future fee waivers are subject to recapture, an aging schedule will be prepared and included in the shareholder report.

11.	Security Transactions (9/30/11 Annual Report, page 150)

Are treasury bills excluded for purchases and sales of securities reported in the Security Transactions note?

Response: Yes.

12.	Brokerage Service Arrangements (12/31/11 Annual Report, page 94)
Provide additional disclosure on the brokerage service arrangements in future shareholder reports.

Response:  The Registrant will provide additional disclosure in future shareholder reports.

13.	Waivers to Code of Ethics
Were any waivers or substantial amendments made to the Registrants’ Code of Ethics?

Response: No waivers and no substantial amendments were made to the Code of Ethics during the period in question.  As noted above, in February 2011 the Code of Ethics was revised to reflect a change in the Registrants’ Principal Executive Officer and to revise the title of General Counsel to Chief Legal and Regulatory Officer.

14.	Prospectus Disclosure
In the lead-in to the hypothetical expense table in the prospectus, consider including disclosure that the included example reflects conversion of Class B to Class A after eight years.

Response: The Registrants will include this disclosure in their next annual post-effective amendments to their registration statements.

15.	Cash Management Fund 12b-1
Why does the fee table in the prospectus for the Cash Management Fund state a 75 basis point 12b-1 fee for Class B shares while the annual report for the Cash Management Fund states that the 12b-1 fee for Class B shares is 100 basis points?

Response:  Although the Cash Management Fund can charge a 12b-1 fee of up to 100 basis points, currently the 12b-1 fee charged is 75 basis points, as shown in the fee table in the prospectus.  Going forward, we will revise the language in the shareholder report to state that the Cash Management Fund’s 12b-1 fee for Class B shares is in an amount up to 100 basis points.

Thank you for your attention to this letter.  If you have any questions I can be reached at 732-510-4345.

Sincerely, /s/ Mary C. Carty Mary C. Carty Secretary First Investors Income Funds First Investors Equity Funds First Investors Tax Exempt Funds